SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

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                                   FORM 6-K

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                       REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934


                              For March 29, 2005



                                 CNOOC Limited

                (Translation of registrant's name into English)

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                                  65th Floor
                              Bank of China Tower
                                One Garden Road
                              Central, Hong Kong
                   (Address of principal executive offices)


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(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)


        Form 20-F    X                   Form 40-F
                     -----------                      -----------


(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)


        Yes                              No           X
                     -----------                      -----------


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A.)

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Company Press Release
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        CNOOC Limited Made Record Net Profit, An Increase of 40.3% YOY

(Hong Kong, March 29, 2005) CNOOC Limited (the "Company" or "CNOOC Ltd."; NYSE "CEO", SEHK "883") announced today its annual results for the 12 months ended December 31, 2004.

In the past year, the Company's net profit hit a historical high of Rmb 16.19 billion (USD 1.96 billion), a year-on-year increase of Rmb 4.65 billion (USD 562 million), or 40.3%. CNOOC Ltd generated oil and gas revenues of Rmb 36.89 billion (USD 4.46 billion), an increase of Rmb 8.77 billion (USD 106 million), or 31.2%, from 2003.

The Company produced 140 million barrels of oil equivalent in 2004, representing an increase of 7.5%. Meanwhile, offshore China production increased 13.5%.

"We realized a record profit and achieved a remarkable growth in oil and gas production and reserves in 2004.The extraordinary profit is primarily due to high commodity prices and an increase in production volumes. Large reserve growth has proved our exploration programs to be successful. This will contribute to ensure the Company's growth in the future. " Said Mr. Fu Chengyu, Chairman and Chief Executive Officer.

In 2004, six development projects commenced production successfully. The Company's exploration activities resulted in five discoveries and 14 appraisal successes offshore China, achieving a reserve replacement ratio of 173%. As of December 31, 2004, the Company's net proved reserves totaled approximately 2.2 billion BOE.

Despite operating expense increases due to higher raw material prices in 2004, the Company's effective cost management has allowed it to maintain its competitive cost structure amongst global peers.

"Our 2004 results reached a historical high. We believe that the good performance of our management will result in continuing support from our shareholders." Commented Mr. Zhou Shouwei, President of the Company.

The Board of Directors has approved a year-end dividend of HK$ 0.03 per share (US$ 0.38 per ADS) normal dividend and a HK$ 0.05 per share (US$ 0.64 per ADS) special dividend. Together with the interim dividend of HK$0.03 per share and the special interim dividend of HK$0.05 per share, we distributed a total of HK$ 0.16 per share to our shareholders during 2004.

"The payment of a dividend and a special dividend is evident of the Board's willingness to reward our shareholders. We will further develop the Company's ability of organic growth, maintain our low cost structure and execute the effective natural gas strategy, to lead the Company into an outstanding future," commented Mr. Yang Hua, Chief Financial Officer and Senior Vice President of the Company.


Ends



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Notes to Editors:

CNOOC LIMITED - BACKGROUND

CNOOC Limited (the "Company", together with its subsidiaries, the "Group", "the Company" or "CNOOC") - Incorporated in Hong Kong in August 1999, CNOOC Limited was listed on the New York Stock Exchange ("NYSE") (code: CEO) and The Stock Exchange of Hong Kong Limited ("HKSE") (code: 0883) on 27 and 28 February 2001, respectively. The Company was admitted as a constituent stock of the Hang Seng Index in July 2001.

The Group is China's largest producer of offshore crude oil and natural gas and one of the largest independent oil and gas exploration and production companies in the world. The Company mainly engages in offshore oil and natural gas exploration, development, production and sales.

The Company has four major oil production areas offshore China which are Bohai Bay, Western South China Sea, Eastern South China Sea and East China Sea. It is the largest offshore oil producer in Indonesia. The Group also has certain upstream assets in regions such as Australia.

As at 31 December 2004, the Company owned net proved reserves of approximately
2.2 billion barrels-of-oil equivalent and its annual daily average net production was 382,513 barrels-of-oil equivalent per day.

The Group had 2,524 employees.


CNOOC LIMITED - Relationship with its parent company, CNOOC

CNOOC Limited, incorporated in Hong Kong, is a 70.64% held subsidiary of China National Offshore Oil Corporation ("CNOOC"). CNOOC Limited is the sole vehicle through which CNOOC carries out oil and gas exploration, development, production and selling activities offshore China and internationally.

CNOOC, the parent company, is involved in the administrative, research and services functions for the People's Republic of China's offshore petroleum industry as well as other mid- or down-stream petroleum projects.



                                  *** *** ***

This press release contains statements that are not historical facts, including statements about beliefs and expectations of the directors of CNOOC Limited (the "Company"). These forward-looking statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and the directors of the Company undertake no obligation to update publicly any of them in light of new information or future events. Forward-looking statements involve inherent risks and uncertainties. You are cautioned that a number of important factors could cause actual results to differ materially from those contained in any



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forward-looking statement. Such factors include, but are not limited to, changes in the PRC economic, political and social conditions as well as government policies.

                                  *** *** ***

For further enquiries, please contact:

Mr. Xiao Zongwei
Director of Investor Relations
CNOOC Limited
Tel: +86-10-8452-1646
Fax: +86-10-8452-1441
E-mail: xiaozw@cnooc.com.cn

Ms. Sharon Fung
Ketchum Newscan Public Relations Ltd
Tel: +852-3141-8082
Fax: +852-2510-8199
E-mail: Sharon.Fung@knprhk.com



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                                  SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report on Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

                                             CNOOC Limited


                                             By:  /s/ Cao Yunshi
                                                  -----------------------------
                                                  Name:   Cao Yunshi
                                                  Title:  Company Secretary

Dated: March 29, 2005